UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934



                      Tropical Sportswear Int'l Corporation
-------------------------------------------------------------------------------
                                (Name of Issuer)



                          Common Stock, $0.01 par value
-------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    89708P102
                  --------------------------------------------
                                 (CUSIP Number)




                                  June 30, 2003
-------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[_] Rule 13d-1(c)

[_] Rule 13d-1(d)



                                Page 1 of 10 pages

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  CUSIP No. 89708P102                   13G
-----------------------

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 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman Sachs Asset Management, L.P.


------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

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                     5.   Sole Voting Power

     Number of                 340,116

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               685,915
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  419,100

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               685,915

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 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           1,105,015

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

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11.   Percent of Class Represented by Amount in Row (9)

          10.0%

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12.   Type of Reporting Person

           IA

------------------------------------------------------------------------------




                               Page 2 of 10 pages

-----------------------
  CUSIP No. 89708P102                   13G
-----------------------

------------------------------------------------------------------------------
 1.   Name of Reporting Person
      I.R.S. Identification No. of above Person

           Goldman Sachs Trust on behalf of
           Goldman Sachs Small Cap Equity Fund


------------------------------------------------------------------------------
 2.   Check the Appropriate Box if a Member of a Group
                                                                (a) [_]
                                                                (b) [_]

------------------------------------------------------------------------------
 3.   SEC Use Only



------------------------------------------------------------------------------
 4.   Citizenship or Place of Organization

           Delaware

------------------------------------------------------------------------------
                     5.   Sole Voting Power

     Number of                 0

      Shares        ----------------------------------------------------------
                     6.   Shared Voting Power
   Beneficially
                               685,915
     Owned by
                    ----------------------------------------------------------
       Each          7.   Sole Dispositive Power

    Reporting                  0

      Person        ----------------------------------------------------------
                     8.   Shared Dispositive Power
       With:
                               685,915

------------------------------------------------------------------------------
 9.   Aggregate Amount Beneficially Owned by Each Reporting Person

           685,915

------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares

                                                                    [_]

------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)

           6.2%

------------------------------------------------------------------------------
12.   Type of Reporting Person

           IC

------------------------------------------------------------------------------



                                Page 3 of 10 pages

Item 1(a).         Name of Issuer:
                   Tropical Sportswear Int'l Corporation

Item 1(b).         Address of Issuer's Principal Executive Offices:
                   4902 West Waters Avenue
                   Tampa, FL 33634-1302

Item 2(a).         Name of Persons Filing:
                   Goldman  Sachs  Asset  Management,  L.P.  and
                   Goldman  Sachs  Trust on behalf of
                   Goldman Sachs Small Cap Equity Fund

Item 2(b).         Address of Principal Business Office or, if none, Residence:
                   32 Old Slip
                   New York, NY 10005

Item 2(c).         Citizenship:
                   Goldman Sachs Asset Management, L.P. - Delaware Goldman Sachs Trust - Delaware

Item 2(d).         Title of Class of Securities:
                   Common Stock, $0.01 par value

Item 2(e).         CUSIP Number:
                   89708P102

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a :

          (a).[ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

          (b).[_]  Bank as defined in Section 3(a)(6) of the Act
                   (15 U.S.C. 78c).

          (c).[_] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

          (d).[X] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8); Goldman Sachs Trust on behalf of Goldman Sachs Small Cap Equity Fund

          (e).[X] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
                   Goldman Sachs Asset Management, L.P.

          (f).[_] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

          (g).[_] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

          (h).[_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

          (i).[_] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

          (j).[_]  Group, in accordance with Rule 13d-1(b)(1)(ii)(J).




                              Page 4 of 10 pages

Item 4.            Ownership.(1)(2)

          (a).     Amount beneficially owned:
                   See the response(s) to Item  9 on the attached cover page(s).

          (b).     Percent of Class:
                   See the response(s) to Item 11 on the attached cover page(s).

          (c).     Number of shares as to which such person has:

                   (i). Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).

                   (ii). Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).

                   (iii). Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover page(s).

                   (iv). Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover page(s).

Item 5.            Ownership of Five Percent or Less of a Class.
                             Not Applicable

Item 6.            Ownership of More than Five Percent on Behalf of Another
                   Person.
                             Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             Not Applicable

Item 8.            Identification and Classification of Members of the Group.
                             Not Applicable

Item 9.            Notice of Dissolution of Group.
                             Not Applicable

Item 10.           Certification.
                   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


--------------------------
     (1) In accordance with Securities and Exchange Commission ("SEC") Release No. 34-39538 (January 12, 1998), this filing reflects the securities beneficially owned by Goldman Sachs Asset Management, L.P. ("GSAM LP"). GSAM LP, an investment advisor, disclaims beneficial ownership of any securities managed, on GSAM LP's behalf, by third parties.

     (2) Beginning on or about April 26, 2003, GSAM LP assumed all, or substantially all of the rights and responsibilities of Goldman Sachs Asset Management ("GSAM"), a separate business unit of The Goldman Sachs Group, Inc. under the terms of its advisory agreements. The full assumption is expected to be completed by the close of the first quarter of 2004.



                              Page 5 of 10 pages

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 10, 2003


                                GOLDMAN SACHS ASSET MANAGEMENT, L.P.


                                By: /s/ Roger S. Begelman
                                   ----------------------------------------
                                Name:   Roger S. Begelman
                                Title:  Attorney-in-fact





                                GOLDMAN SACHS TRUST on behalf of
                                Goldman Sachs Small Cap Equity Fund


                                By: /s/ Roger S. Begelman
                                  -------------------------------------------
                                Name:   Roger S. Begelman
                                Title:  Attorney-in-fact



                              Page 6 of 10 pages

                                INDEX TO EXHIBITS


Exhibit No.   Exhibit
-----------   -------

  99.1 Joint Filing Agreement, dated July 10,2003, between Goldman Sachs Asset Management, L.P. and Goldman Sachs Trust on behalf of Goldman Sachs Small Cap Equity Fund

  99.2 Power of Attorney, dated July 9, 2003, relating to Goldman Sachs Asset Management, L.P.

  99.3 Power of Attorney, dated July 9, 2003, relating to Goldman Sachs Trust on behalf of GS Small Cap Equity Fund



                              Page 7 of 10 pages

                                                                 EXHIBIT (99.1)




                             JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, the undersigned agree to the joint filing of a Statement on
Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.01 par value, of Tropical Sportswear Int'l Corporation and further agree to the filing of this agreement as an Exhibit thereto. In addition, each party to this Agreement expressly authorizes each other party to this Agreement to file on its behalf any and all amendments to such Statement on
Schedule 13G.

Date:  July 10, 2003



                                  GOLDMAN SACHS ASSET MANAGEMENT, L.P.



                                  By: /s/ Roger S. Begelman
                                  ----------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact




                                  GOLDMAN SACHS TRUST on behalf of Goldman Sachs Small Cap Equity Fund


                                  By: /s/ Roger S. Begelman
                                  ----------------------------------------
                                  Name:   Roger S. Begelman
                                  Title:  Attorney-in-fact



                               Page 8 of 10 pages

                                                                  EXHIBIT (99.2)



                                POWER OF ATTORNEY


    KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS ASSET MANAGEMENT, L.P. (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

    THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

    IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of July 9th, 2003.


GOLDMAN SACHS ASSET MANAGEMENT, L.P.


By: s/ Howard Surloff
----------------------------
Name:  Howard Surloff
Title: Managing Director





                              Page 9 of 10 pages

                                                                 EXHIBIT (99.3)







                                POWER OF ATTORNEY


    KNOW ALL PERSONS BY THESE PRESENTS that GOLDMAN SACHS TRUST (the "Company") does hereby make, constitute and appoint each of Roger S. Begelman, Edward T. Joel, Saskia Brookfield Martin and Susan Goddard, (and any other employee of The Goldman Sachs Group, Inc. or one of its affiliates designated in writing by one of the attorneys-in-fact), acting individually, its true and lawful attorney, to execute and deliver in its name and on its behalf whether the Company is acting individually or as representative of others, any and all filings required to be made by the Company under the Securities Exchange Act of 1934, (as amended, the "Act"), with respect to securities which may be deemed to be beneficially owned by the Company under the Act, giving and granting unto each said attorney-in-fact power and authority to act in the premises as fully and to all intents and purposes as the Company might or could do if personally present by one of its authorized signatories, hereby ratifying and confirming all that said attorney-in-fact shall lawfully do or cause to be done by virtue hereof.

    THIS POWER OF ATTORNEY shall remain in full force and effect until either revoked in writing by the undersigned or until such time as the person or persons to whom power of attorney has been hereby granted cease(s) to be an employee of The Goldman Sachs Group, Inc. or one of its affiliates.

    IN WITNESS WHEREOF, the undersigned has duly subscribed these presents as of July 9th, 2003.


GOLDMAN SACHS TRUST


By: s/ Howard Surloff
----------------------------
Name:  Howard Surloff
Title: Managing Director




                              Page 10 of 10 pages